Exhibit 99.1

news release

Encana and Mitsubishi complete partnership agreement

for development of Cutbank Ridge undeveloped lands in B.C.

Calgary, Alberta (February 24, 2012) – Encana Corporation (TSX & NYSE: ECA) has completed the announced Cutbank Ridge Partnership agreement with Mitsubishi Corporation. On February 17, 2012, Encana announced an agreement with Mitsubishi that sees the Japanese global integrated business enterprise invest approximately C$2.9 billion for a 40 percent interest in the Cutbank Ridge Partnership. The Partnership holds about 409,000 net acres of undeveloped Montney-formation natural gas lands in the Cutbank Ridge resource play in northeast British Columbia.

Upon closing of the transaction today and under the terms of the agreement, Mitsubishi acquired its partnership interest for consideration of approximately C$1.45 billion and Mitsubishi will also invest approximately C$1.45 billion, in addition to its 40 percent of the Partnership’s future capital investment, for a commitment period which is expected to be about five years. Encana owns 60 percent of the Cutbank Ridge Partnership and is the managing partner and operator of the Partnership.

The Cutbank Ridge Partnership plans to create long-term shareholder value developing production capacity of its northeast British Columbia land and resources and delivering abundant natural gas to markets.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor contact:	Media contact:
Ryder McRitchie	Alan Boras
Vice-President, Investor Relations	Vice-President, Media Relations
(403) 645-2007	(403) 645-4747
Lorna Klose	Carol Howes
Manager, Investor Relations	Manager, Media Relations
(403) 645-6977	(403) 645-4799

SOURCE: Encana Corporation

Encana Corporation